SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

January 11th, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies by notifying you of the following Material Event.

Today, the Executive Committee of Credicorp's Board of Directors has unanimously approved:

1.	The participation of Credicorp in the capital increase of its subsidiary, Grupo Crédito S.A. (GC), agreed at the General Meeting of Shareholders of GC in the meeting held today, January 11th, 2017, through a capital contribution of up to S/4,000,000,000.00.

Through this increase, GC will issue up to 400,000,000 new shares, for a nominal value of S/10.00 each, to Credicorp.

2.	The transfer in favor of GC of up to 635,971,179 shares of Banco de Crédito del Perú (BCP), equivalent to 9% of BCP’s shares owned by Credicorp, through one or more stock market transactions, within the framework of an internal reorganization within Credicorp, without causing any change in the control of BCP insofar as Credicorp, through its subsidiary GC, will continue to own 97.69% of the shares of BCP.

The above mentioned sale does not require authorization from the Superintendencia de Banca, Seguros y AFP.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11th, 2017

CREDICORP LTD. (Registrant)

By: /s/ Miriam Böttger
Miriam Böttger
Authorized Representative